UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)*

SITO Mobile, Ltd.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

82988R203

(CUSIP Number)

Stephen D. Baksa

2 Woods Lane, Chatham,

New Jersey, 07928

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82988R203	SCHEDULE 13D	Page 2 of 9

1	NAME OF REPORTING PERSON Stephen D. Baksa
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,006,060 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,006,060 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,006,060 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (2)(3)
14	TYPE OF REPORTING PERSON IN

(1) As of the date hereof, Mr. Baksa beneficially owns 1,006,060 shares of Common Stock, which includes (i) 776,326 shares of Common Stock held directly by the Reporting Person; (ii) 204,734 shares of Common Stock held by in trust for Mr. Baksa’s immediate family, (iii) 5,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on August 27, 2013 under the SITO Mobile, Ltd. 2010 Stock Option Plan (the “2010 Plan”) with an exercise price of $6.04 per share and (iv) 20,000 shares of Common Stock issuable upon the exercise of options granted to Mr. Baksa on November 12, 2013 under the 2010 Plan with an exercise price of $6.32 per share.

(2) All percentages of beneficial ownership presented herein are based on an aggregate of 20,681,047 shares issued and outstanding as of April 14, 2017 as disclosed in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2016.

(3) See Item 5.

CUSIP No. 82988R203	SCHEDULE 13D	Page 3 of 9

1	NAME OF REPORTING PERSON Thomas M. Candelaria
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 406,750(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 406,750 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 406,750 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0% (2)
14	TYPE OF REPORTING PERSON IN

(1) As of the date hereof, Mr. Candelaria beneficially owns 406,750 shares of Common Stock, which includes (i) 386,750 shares of Common Stock held by Streamworks Technologies, Inc., a corporation for which Mr. Candelaria is the sole director and shareholder; and (ii) 20,000 shares of Common Stock held in trust for Mr. Candelaria’s immediate family.

(2) See Item 5.

CUSIP No. 82988R203	SCHEDULE 13D	Page 4 of 9

Item 1.	Security and Issuer.

This Amendment No. 6 to that certain Schedule 13D filed with the Securities and Exchange Commission on March 17, 2017, as amended by Amendments No. 1 and No. 2 thereto, both dated April 7, 2017, Amendment No. 3 thereto, dated April 13, 2017, Amendment No. 4 thereto, dated April 28, 2017 and Amendment No. 5 thereto, dated May 24, 2017, relates to the Common Stock, $0.001 par value (the “Common Stock”) of SITO Mobile, Ltd., a Delaware corporation (the “Issuer” or the “Company”). The principal executive office of the Issuer is located at The Newport Corporate Center, 100 Town Square Place, Suite 204, Jersey City, NJ 07310.

This Amendment No. 6 is being filed to disclose the recent activities set forth in Item 4. Capitalized terms used, but not defined herein shall have the meaning set forth in the Schedule 13D and its previous amendments.

Item 2.	Identity and Background.

No material change.

CUSIP No. 82988R203	SCHEDULE 13D	Page 5 of 9

Item 3.	Source and Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended to add the paragraphs at the end hereof:

On June 1, 2017, the inspector of elections appointed by the Issuer to certify the Written Consents previously delivered by the Reporting Persons delivered its final report in which it certified that Written Consents with respect to 11,963,654 shares of Common Stock (constituting 57.84% of the shares of Common Stock outstanding as of the Record Date) were voted in favor of the Proposals.

The Issuer has informed the Reporting Persons that it does not intend to contest the certified tabulation of the inspector of elections.  As a result, in accordance with Section 228 of the General Corporation Law of the State of Delaware, each of the following Proposals has been approved by the stockholders of the Issuer pursuant to the Written Consents and such Proposals are, therefore, effective immediately:

1.	The March Amended Bylaws were repealed and replaced with the New Bylaws;

2.	The size of the Board was set at six (6) directors, notwithstanding any additions or subtractions of directors to or from the Board between April 12, 2017 and the date thereof;

3.	Each of Betsy Bernard, Richard O’Connell, Jonathan E. Sandelman, Lowell W. Robinson and Joseph Beatty was removed from the Board; and

4.	Each of Michael Durden, Itzhak Fisher, Thomas J. Pallack, Matthew Stecker and Thomas Thekkethala was elected to serve as a director of the Issuer.

CUSIP No. 82988R203	SCHEDULE 13D	Page 6 of 9

Item 5.	Interest in Securities of the Issuer.

No material change.

CUSIP No. 82988R203	SCHEDULE 13D	Page 7 of 9

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby amended to expressly incorporate the final 2 paragraphs of Item 4.

CUSIP No. 82988R203	SCHEDULE 13D	Page 8 of 9

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of March 17, 2017, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).
Exhibit 2:	Nomination Notice dated as of April 7, 2017 (previously filed).
Exhibit 3:	Response Letter dated as of April 28, 2017, from the Reporting Persons to the Issuer (previously filed).
Exhibit 4:	Letter dated as of May 23, 2017 from the Reporting Persons regarding delivery of consents.
Exhibit 5:	Letter dated as of May 23, 2017 from the Reporting Persons regarding termination of certain executive officers.

CUSIP No. 82988R203	SCHEDULE 13D	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2017

By:	/s/ Stephen D. Baksa
Name: Stephen D. Baksa

By:	/s/ Thomas Candelaria
Name: Thomas Candelaria